Exhibit 99.1
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
March 31, 2009
(With Independent Accountants’ Review Report Thereon)

Table of Contents

Independent Accountants’ Review Report

Non-Consolidated Balance Sheets
Non-Consolidated Statements of Income
Non-Consolidated Statements of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of March 31, 2009 and the related non-consolidated statements of income, changes in stockholders’ equity and cash flows for the three-month periods ended March 31, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2008 and the related non-consolidated statement of income, appropriation of retained earnings, changes in stockholders’ equity and cash flow for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 12, 2009 expressed an unqualified opinion. The accompanying non-consolidated statements of financial position of the Company as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in note 1 to the non-consolidated financial statements, effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd.(formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.), another subsidiary of the Company. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’s stock. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50% to 73%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at W18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.
KPMG Samjong Accounting Corp.
Seoul, Korea
April 30 , 2009

This report is effective as of April 30, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance sheets
March 31, 2009 and December 31, 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2009		2008	2009	2008
Assets

Cash and due from banks (note 10)	~~W~~	1,361,307	670,815	$988,532	487,121
Equity method investment securities (notes 3)		22,851,101	22,734,582	16,593,640	16,509,028
Loans, net of allowance for loan losses (notes 4, 10 and 24)		2,218,850	2,397,950	1,611,248	1,741,304
Property and equipment, net (note 5)		1,374	1,473	998	1,070
Other assets, net (notes 6 and 10)		72,338	108,746	52,529	78,967

Total assets	~~W~~	26,504,970	25,913,566	$19,246,947	18,817,490

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 7)	~~W~~	1,105,300	1,155,300	$802,629	838,937
Debentures, net (note 8)		6,559,759	7,078,333	4,763,459	5,140,028
Retirement and severance benefits		1,609	961	1,168	698
Other liabilities (notes 9, 10 and 14)		55,691	73,089	40,440	53,074

Total liabilities		7,722,359	8,307,683	5,607,696	6,032,737

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 12)

Common stock		2,370,998	1,980,998	1,721,733	1,438,529

Authorized — 1,000,000,000 shares
Issued and outstanding :
474,199,587 shares in 2009
396,199,587 shares in 2008

Redeemable and convertible preferred stock		481,475	481,475	349,630	349,630

Issued and outstanding :
62,411,251 shares in 2009 and 2008

Capital surplus		9,918,032	9,032,572	7,202,115	6,559,126
Retained earnings (note 13)		6,178,774	6,301,394	4,486,801	4,575,843
Capital adjustments		(417,829)	(432,887)	(303,412)	(314,347)
Accumulated other comprehensive income (notes 3 and 18)		251,161	242,331	182,384	175,972

Total stockholders’ equity		18,782,611	17,605,883	13,639,251	12,784,753

Commitment and contingencies (note 11)

Total liabilities and stockholders’ equity	~~W~~	26,504,970	25,913,566	$19,246,947	18,817,490

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three month periods ended March 31, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2009		2008	2009	2008

Operating revenue:

Gain from equity method investment securities (notes 3 and 23)	~~W~~	169,923	707,909	$123,392	514,058
Interest income (note 10)		39,810	26,998	28,909	19,605
Royalty (note 10)		33,993	—	24,684	—
Other		996	—	723	—

		244,722	734,907	177,708	533,663

Operating expense:

Loss from equity method investment securities (notes 3 and 23)		—	2,547	—	1,850
Interest expense		116,664	99,789	84,717	72,463
Fees and commission		33	60	24	44
General and administrative expenses (notes 10 and 15)		9,540	12,158	6,928	8,829

		126,237	114,554	91,669	83,186

Operating income		118,485	620,353	86,039	450,477

Non-operating expenses, net		(20)	—	(15)	—

Income before income taxes		118,465	620,353	86,024	450,477

Income tax benefits (note 16)		13	—	9	—

Net income	~~W~~	118,478	620,353	$86,033	450,477

Earnings per share in Won and U.S. dollars (note 17)	~~W~~	140	1,319	$0.10	0.96

Diluted earnings per share in Won and U.S. dollars (note 17)	~~W~~	140	1,288	$0.10	0.94

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity, Continued
For the three month periods ended March 31, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid		—	—	—	—	(244,988)	(244,988)
Common stock issuance		390,000	885,260	—	—	—	1,275,260
Net income		—	—	—	—	118,478	118,478
Changes in retained earnings of subsidiaries		—	—	—	—	3,890	3,890
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	8,830	—	8,830
Changes in other capital surplus		—	200	—	—	—	200
Changes in other capital adjustment		—	—	15,058	—	—	15,058

Balance at March 31, 2009	~~W~~	2,852,473	9,918,032	(417,829)	251,161	6,178,774	18,782,611

Balance at January 1, 2009		$1,788,159	6,559,126	(314,347)	175,972	4,575,843	12,784,753
Dividends paid		—	—	—	—	(177,901)	(177,901)
Common stock issuance		283,204	642,844	—	—	—	926,048
Net income		—	—	—	—	86,033	86,033
Changes in retained earnings of subsidiaries		—	—	—	—	2,826	2,826
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	6,412	—	6,412
Changes in other capital surplus		—	145	—	—	—	145
Changes in other capital adjustment		—	—	10,935	—	—	10,935

Balance at March 31, 2009		$2,071,363	7,202,115	(303,412)	182,384	4,486,801	13,639,251

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity
For the three month periods ended March 31, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801
Cumulative effect for accounting changes		—	383,773	(413,189)	(167,453)	196,869	—

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801
Dividends paid		—	—	—	—	(620,442)	(620,442)
Net income		—	—	—	—	620,353	620,353
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	(200,437)	—	(200,437)
Changes in retained earnings of subsidiaries		—	—	—	—	5,362	5,362
Changes in other capital adjustment		—	—	(382)	—	—	(382)

Balance at March 31, 2008	~~W~~	2,462,473	9,032,572	(413,571)	1,276,825	5,423,956	17,782,255

Balance at January 1, 2008		$1,788,158	6,280,444	—	1,194,332	3,791,892	13,054,826
Cumulative effect for accounting changes		—	278,682	(300,043)	(121,598)	142,959	—

		1,788,158	6,559,126	(300,043)	1,072,734	3,934,851	13,054,826
Dividends paid		—	—	—	—	(450,542)	(450,542)
Net income		—	—	—	—	450,477	450,477
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	(145,550)	—	(145,550)
Changes in retained earnings of subsidiaries		—	—	—	—	3,894	3,894
Changes in other capital adjustment		—	—	(277)	—	—	(277)

Balance at March 31, 2008		$1,788,158	6,559,126	(300,320)	927,184	3,938,680	12,912,828

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2009		2008	2009	2008

Cash flows from operating activities:

Net income	~~W~~	118,478	620,353	$86,033	450,477

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		115	98	84	71
Amortization		102	22	74	16
Provision for (reversal of) allowance for loan losses		(996)	2,600	(723)	1,888
Provision for retirement and severance benefits		542	30	394	22
Gain from equity method investment securities, net		(169,923)	(705,362)	(123,392)	(512,208)
Share-based compensation costs		(3,829)	(1,985)	(2,780)	(1,441)
Interest expenses		1,426	1,193	1,036	866
Changes in assets and liabilities:
Dividends received from equity method investment securities		86,241	1,301,848	62,625	945,355
Increase in other assets		25,660	10,371	18,634	7,531
Increase (decrease) in other liabilities		(2,561)	9,386	(1,860)	6,816
Retirement and severance benefits paid		(371)	(168)	(269)	(122)
Decrease in deposit for severance benefit insurance		182	259	132	188

Net cash provided by operating activities		55,066	1,238,645	39,988	899,459

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		22,885	900,283	16,618	653,753
Collection of loans		230,000	80,000	167,018	58,093
Decrease in other assets		606	941	440	683

		253,491	981,224	184,076	712,529

Cash used in investing activities:

Purchase of equity method investment securities		(27,745)	—	(20,147)	—
Loan originations		(50,000)	(600,000)	(36,308)	(435,698)
Purchase of property and equipment		(16)	(1,054)	(12)	(765)
Increase in other assets		(542)	(601)	(394)	(436)

		(78,303)	(601,655)	(56,861)	(436,899)

Net cash provided by investing activities	~~W~~	175,188	379,569	$127,215	275,630

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the three month periods ended March 31, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2009		2008	2009	2008

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings	~~W~~	50,000	—	$36,308	—
Proceeds from issuance of debentures		—	600,000	—	435,698
Proceeds from issuance of common stock		1,310,400	—	951,565	—

		1,360,400	600,000	987,873	435,698

Cash used in financing activities:

Repayment of borrowings		(100,000)	(165,000)	(72,616)	(119,817)
Repayment of debentures		(520,000)	(80,000)	(377,605)	(58,093)
Debentures issuance cost paid		—	(2,389)	—	(1,735)
Stock issuance cost paid		(35,140)	—	(25,518)	—
Dividends paid		(245,022)	(40,827)	(177,926)	(29,647)

		(900,162)	(288,216)	(653,665)	(209,292)

Net cash provided by (used in) financing activities		460,238	311,784	334,208	226,406

Net increase in cash and due from banks		690,492	1,929,998	501,411	1,401,495

Cash and due from banks at beginning of year		670,815	131,994	487,121	95,849

Cash and due from banks at end of year	~~W~~	1,361,307	2,061,992	$988,532	1,497,344

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(1)	General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of March 31, 2009, the Company had 12 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of March 31, 2009, Shinhan Bank operated through 820 domestic branches, 100 depository offices and 10 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. Shinhan Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act.

As of March 31, 2009, Shinhan Card had 48 branches, approximately 2.29 million merchants in its network, 13.64 million active credit card holders, and its capital stock amounted to ~~W~~ 626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(1)	General Description of the Company, Continued
(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of March 31, 2009, it operated through 86 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of March 31, 2009, Shinhan Life Insurance operated through 141 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd.. Shinhan Capital’s capital stock as of March 31, 2009 amounted to ~~W~~180,000 million.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of March 31, 2009 amounted to ~~W~~110,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of March 31, 2009 amounted to ~~W~~3,000 million.

(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of March 31, 2009 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(1)	General Description of the Company, Continued
(i)	Shinhan BNP Paribas Asset Management Co., Ltd. (formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.)

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd. in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’ stock at a ratio of 0.786083. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50.00% to 73.47%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.

Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”)’s capital stock as of March 31, 2009 amounted to ~~W~~75,374 million.

(j)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of March 31, 2009 amounted to ~~W~~47,000 million.

(k)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of March 31, 2009 amounted to ~~W~~1,000 million.

(l)	SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card (formerly LG Card Co., Ltd.). SHC Management’s capital stock as of March 31, 2009 amounted to ~~W~~500 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(1)	General Description, Continued
Details of ownership as of March 31, 2009 and December 31, 2008 were as follows:

		2009		2008
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)

Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Good Morning Shinhan Securities	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,585	65.0	4,000,001	50.0
	SH Asset Management	—	—	9,000,000	100.0
	SH&C Life Insurance	4,700,001	50.0	4,700,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
Shinhan Card	Shinhan Financial Group	529	0.0	529	0.0

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,377.1 to US$1, the basic exchange rate on March 31, 2009. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	²
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(f)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(g)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(h)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(i)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(j)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated statements of financial position. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits.

(k)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(l)	Interest income

Interest income on bank deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

(n)	Earnings per share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(3)	Equity Method Investment Securities
Details of equity method investment securities as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(11,099)	49,407	—	86	(51,627)	3,890	12,208,013
Shinhan Card		7,237,665	(50,148)	67,989	—	—	37,012	—	7,292,518
Good Morning Shinhan Securities		1,803,002	—	2,496	200	—	11,579	—	1,817,277
Shinhan Life Insurance		846,106	—	33,756	—	—	10,162	—	890,024
Shinhan Capital		377,662	(24,994)	10,090	—	—	1,909	—	364,667
Jeju Bank		95,581	27,745	635	—	4,958	(291)	—	128,628
Shinhan Credit Information		14,268	—	423	—	—	—	—	14,691
Shinhan PE		11,059	—	1,251	—	—	—	—	12,310
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	53,862	3,619	—	(1,745)	257	—	89,311
SH&C Life Insurance		24,677	—	197	—	—	(171)	—	24,703
Shinhan Macquarie		—	—	—	—	—	—	—	—
SHC Management		8,899	—	60	—	—	—	—	8,959

	~~W~~	22,734,582	(69,623)	169,923	200	3,299	8,830	3,890	22,851,101

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~361 million and ~~W~~2,132 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~93,735 million as of March 31, 2009 based on the quoted market price (~~W~~6,150 per share) at that date.

Changes in (negative) goodwill for the quarter ended March 31, 2009 were as follows:

(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	531,217	—	(15,324)	515,893
Shinhan Card		3,584,041	—	(75,801)	3,508,240
Good Morning Shinhan Securities		59,516	—	(4,251)	55,265
Shinhan Life Insurance		289,137	—	(10,451)	278,686
Shinhan Capital		8,373	—	(177)	8,196
Jeju Bank		(2,228)	—	171	(2,057)

	~~W~~	4,470,056	—	(105,833)	4,364,223

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(3)	Equity Method Investment Securities, Continued
Changes in unrealized gains (losses) under the application of equity method for the quarter ended March 31, 2009 were as follows:

(in millions of Won)
		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	7,664	(1,6251)	(8,587)
Shinhan Card	Allowance for loan losses		5,939	(406)	5,533
Good Morning Shinhan Securities	Commission expense		(7,310)	(8)	(7,318)
Shinhan Life Insurance	Deferred acquisition costs		(49,779)	1,026	(48,753)
Shinhan Capital	Allowance for loan losses		5,232	(459)	4,773
Shinhan Credit Information	Allowance for loan losses		1	(1)	—
Shinhan PE	Allowance for loan losses		50	—	50
SH&C Life Insurance	Deferred acquisition costs		(12,672)	(76)	(12,748)

		~~W~~	(50,875)	(16,175)	(67,050)

(in millions of Won)
	2008
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	11,620,851	487,028	1,272,763	—	(19,572)	(1,164,303)	20,589	12,217,356
Shinhan Card		8,050,796	(1,310,073)	587,111	(78,391)	—	(11,778)	—	7,237,665
Good Morning Shinhan Securities		1,696,710	—	136,621	—	—	(30,329)	—	1,803,002
Shinhan Life Insurance		815,188	(30,000)	70,640	—	(26)	(9,696)	—	846,106
Shinhan Capital		321,340	9,240	67,547	3,123	—	(23,588)	—	377,662
Jeju Bank		77,689	—	14,595	—	(8)	3,305	—	95,581
Shinhan Credit Information		12,365	—	1,903	—	—	—	—	14,268
Shinhan PE		10,631	—	418	—	(50)	60	—	11,059
SH Asset Management		—	64,989	—	—	—	—	—	64,989
Shinhan BNP Paribas AMC		30,841	(11,600)	14,077	—	—	—	—	33,318
SH&C Life Insurance		17,025	8,500	(2,204)	—	(42)	1,398	—	24,677
Shinhan Macquarie		3,534	(410)	(3,124)	—	—	—	—	—
SHC Management		1,086,650	(1,171,987)	18,968	75,268	—	—	—	8,899

	~~W~~	23,743,620	(1,954,313)	2,179,315	—	(19,698)	(1,234,931)	20,589	22,734,582

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~1,771 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~84,324 million as of December 31, 2008 based on the quoted market price (~~W~~8,700 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(3)	Equity Method Investment Securities, Continued
Changes in (negative) goodwill for the year ended December 31, 2008 were as follows:

(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	592,511	—	(61,294)	531,217
Shinhan Card		3,964,404	(9,240)	(371,123)	3,584,041
Good Morning Shinhan Securities		76,522	—	(17,006)	59,516
Shinhan Life Insurance		330,939	—	(41,802)	289,137
Shinhan Capital		—	9,240	(867)	8,373
Jeju Bank		(2,915)	—	687	(2,228)

	~~W~~	4,961,461	—	(491,405)	4,470,056

Changes in unrealized gains (losses) under the application of equity method for the year ended December 31, 2008 were as follows:

(in millions of Won)
		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	(91,920)	99,584	7,664
Shinhan Card	Allowance for loan losses		3,250	2,689	5,939
Good Morning Shinhan Securities	Commission expense		(6,909)	(401)	(7,310)
Shinhan Life Insurance	Deferred acquisition costs		(23,631)	(26,148)	(49,779)
Shinhan Capital	Allowance for loan losses		2,950	2,282	5,232
Shinhan Credit Information	Allowance for loan losses		—	1	1
Shinhan PE	Allowance for loan losses		25	25	50
SH&C Life Insurance	Deferred acquisition costs		(8,143)	(4,529)	(12,672)

		~~W~~	(124,378)	73,503	(50,875)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(4)	Loans
(a)	Loans as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	2009		2008
Loans in Won	~~W~~	2,230,000	2,410,000
Less: allowance for loan losses		(11,150)	(12,050)

	~~W~~	2,218,850	2,397,950

(b)	Detail of loans in Won as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009			2008
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.23~8.12	~~W~~	1,100,000	5.23~8.12	~~W~~	1,180,000
Shinhan Capital	4.99~8.20		950,000	4.99~8.20		1,040,000
Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	6.18~6.85		10,000	6.18~6.85		10,000
SH&C Life Insurance	—		—	9.00		10,000

		~~W~~	2,230,000		~~W~~	2,410,000
Allowance for loan losses			(11,150)			(12,050)

		~~W~~	2,218,850		~~W~~	2,397,950

(c)	The maturities of loans as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009		2008
Due in three months or less	~~W~~	255,000	220,000
Due after three months through six months		5,000	255,000
Due after six months through 12 months		170,000	125,000
Due after one year through three years		1,550,000	1,400,000
Thereafter		250,000	410,000

	~~W~~	2,230,000	2,410,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(5)	Property and Equipment
Property and equipment as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	2009		2008
Property and equipment:
Vehicles	~~W~~	171	171
Furniture and fixtures		1,615	1,599
Leasehold improvements		3,150	3,150

		4,936	4,920
Less: accumulated depreciation		(3,562)	(3,447)

	~~W~~	1,374	1,473

(6)	Other Assets
Other assets as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	2009		2008
Security deposits paid (note 10)	~~W~~	9,376	9,982
Software		1,205	764
Account receivables (note 10)		2,778	19,938
Accrued interest income (note 10)		12,444	14,160
Advance payments		925	1,242
Prepaid expenses		41,865	59,012
Other		3,825	3,824

		72,418	108,922
Less: allownace for losses		(80)	(176)

	~~W~~	72,338	108,746

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(7)	Borrowings
(a)	Borrowings as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	2009		2008
	Interest rate (%)	Amount	Interest rate (%)	Amount
Commercial Papers	5.98 ~ 8.13	1,105,300	5.98 ~ 8.13	1,155,300
(b)	The maturities of borrowings as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009		2008
Due in three months or less	~~W~~	215,000	100,000
Due after three months through six months		41,100	215,000
Due after six months through 12 months		849,200	840,300
Due after one year through three years		—	—

	~~W~~	1,105,300	1,155,300

(8)	Debentures
(a)	Debentures as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	Won
	2009		2008
Debentures in Won	~~W~~	6,570,000	7,090,000
Less: discount on debentures		(10,241)	(11,667)

	~~W~~	6,559,759	7,078,333

(b)	Details of debentures as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2009	2008
Unsecured debentures in Won:
March 24, 2004	March 24, 2009	5.11	—	20,000
June 25, 2004	June 25, 2009	4.93	50,000	50,000
July 8, 2004	July 8, 2009	4.81	100,000	100,000
January 31, 2005	January 31, 2010	4.59	70,000	70,000
June 29, 2005	June 29, 2010	4.28	150,000	150,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(8)	Debentures, Continued

(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2009	2008
January 24, 2006	January 24, 2009	5.24	—	100,000
February 27, 2006	February 27, 2009	5.07	—	100,000
April 24, 2006	April 24, 2009	5.09	200,000	200,000
June 28, 2006	June 28, 2009	5.25	220,000	220,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
June 29, 2006	June 29, 2009	5.24	100,000	100,000
June 29, 2006	June 29, 2009	5.32	100,000	100,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000
September 26, 2006	September 26, 2009	4.81	50,000	50,000
September 26, 2006	September 26, 2011	4.91	50,000	50,000
November 29, 2006	November 29, 2009	4.99	250,000	250,000
November 29, 2006	November 29, 2011	5.06	100,000	100,000
November 29, 2006	November 29, 2013	5.16	150,000	150,000
December 27, 2006	December 27, 2009	5.05	250,000	250,000
December 27, 2006	December 27, 2011	5.17	100,000	100,000
December 27, 2006	December 27, 2013	5.24	150,000	150,000
January 24, 2007	January 23, 2009	5.33	—	300,000
January 25, 2007	January 25, 2010	5.25	250,000	250,000
January 25, 2007	January 25, 2012	5.29	100,000	100,000
January 25, 2007	January 25, 2014	5.40	150,000	150,000
February 23, 2007	February 23, 2010	5.09	250,000	250,000
February 23, 2007	February 23, 2012	5.12	100,000	100,000
February 23, 2007	February 23, 2014	5.27	150,000	150,000
April 13, 2007	April 13, 2010	5.24	50,000	50,000
April 13, 2007	April 13, 2012	5.28	50,000	50,000
May 9, 2007	May 9, 2010	5.31	100,000	100,000
May 9, 2007	May 9, 2012	5.35	100,000	100,000
June 8, 2007	June 8, 2010	5.48	200,000	200,000
June 8, 2007	June 8, 2012	5.54	250,000	250,000
June 8, 2007	June 8, 2014	5.58	100,000	100,000
September 27, 2007	September 27, 2009	5.52	350,000	350,000
September 27, 2007	September 27, 2010	5.91	100,000	100,000
November 27, 2007	November 27, 2010	6.24	50,000	50,000
November 27, 2007	November 27, 2012	6.33	100,000	100,000
December 18, 2007	December 18, 2010	6.69	50,000	50,000
December 18, 2007	December 18, 2012	6.78	50,000	50,000
January 23, 2008	January 23, 2011	6.46	150,000	150,000
January 23, 2008	January 23, 2013	6.51	50,000	50,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(8)	Debentures, Continued

(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2009		2008
February 21, 2008	February 21, 2011	5.51		150,000	150,000
March 12, 2008	March 12, 2011	5.71		250,000	250,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		40,000	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000

				6,570,000	7,090,000
Discount on debentures				(10,241)	(11,667)

			~~W~~	6,559,759	7,078,333

(c)	The maturities of debentures as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009		2008
Due in three months or less	~~W~~	670,000	520,000
Due after three months through six months		500,000	670,000
Due after six months through 12 months		1,070,000	1,000,000
Due after one year through three years		2,970,000	3,340,000
Thereafter		1,360,000	1,560,000

	~~W~~	6,570,000	7,090,000

(9)	Other Liabilities
Other liabilities as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	2009		2008
Withholding taxes	~~W~~	4,867	3,509
Dividends payable		2,644	2,678
Accounts payable (note 10)		3,009	1,936
Accrued expenses		36,362	56,113
Unearned interest (note 10)		8,809	8,853

	~~W~~	55,691	73,089

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(10)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won)
Related party	Account	2009		2008

Shinhan Bank	Interest income	~~W~~	815	725
²	Royalty		28,335	—
Shinhan Card	Interest income		17,997	8,305
²	Royalty		2,373	—
Good Morning Shinhan Securities	Interest income		2,328	2,346
²	Royalty		1,117	—
Shinhan Life Insurance	Royalty		1,566	—
Shinhan Capital	Interest income		15,868	13,097
²	Royalty		366	—
Jeju Bank	Royalty		125	—
Shinhan Credit Information	Royalty		15	—
Shinhan PE	Interest income		161	69
²	Royalty		3	—
Shinhan BNP Paribas AMC	Royalty		36	—
SH&C Life Insurance	Interest income		222	—
²	Royalty		28	—
Shinhan Macquarie	Royalty		7	—
Shinhan Data System	Royalty		12	—
Shinhan Aitas	Royalty		10	—

		~~W~~	71,384	24,542

Shinhan Bank	Rental expense		271	203
Good Morning Shinhan Securities	Commission expense		200	—
Shinhan Data System	Commission expense		14	—

		~~W~~	485	203

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(10)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of March 31, 2009 and December 31, 2008 were as follows:

(In millions of Won)
Creditor	Debtor	Account	2009		2008
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	546,317	305,771
²	²	Security deposits paid		9,376	9,982
²	²	Accrued interest income		154	235
²	²	Accounts receivable		1,823	9,912
²	²	Deposit for severance benefit		—	1,531
²	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
²	²	Accrued interest income		1,544	1,544
²	²	Accounts receivable		301	995
²	Shinhan Card	Loans in Won		1,100,000	1,180,000
²	²	Accrued interest income		6,264	6,988
²	²	Accounts receivable		249	891
²	Shinhan Life Insurance	Accounts receivable		248	355
²	Shinhan Capital	Loans in Won		950,000	1,040,000
²	²	Accrued interest income		4,410	5,316
²	²	Accounts receivable		110	1,145
²	Shinhan Credit Information	Accounts receivable		29	97
²	Shinhan PE	Loans in Won		10,000	10,000
	Shinhan BNP Paribas AMC	Accounts receivable		9	—
²	SH&C Life Insurance	Accrued interest income		—	12
²	²	Loans in Won		—	10,000
²	Shinhan Macquarie	Accounts receivable		73	59
²	SHC Management	Accounts receivable		9	12
²	SH Asset Management	Accounts receivable		—	14
²	Shinhan Data System	Accounts receivable		—	36

			~~W~~	2,800,916	2,754,895

Shinhan Card	Shinhan Financial Group	Accounts payable		187	152
Shinhan Capital	²	Unearned interest		8,609	8,492
Shinhan PE	²	Unearned interest		200	361

			~~W~~	8,996	9,005

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(10)	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the quarters ended March 31, 2009 and 2008 was as follows:

(in millions of Won)
	2009		2008
Salaries	~~W~~	1,612	1,949
Share-based payment		(1,285)	(1,405)
Performance compensation		340	661

	~~W~~	667	1,205

(11)	Commitments and Contingencies
As of March 31, 2009, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

(in millions of Won)
Plaintiff	Description	Claim Amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	5,000	Pending in Seoul Central District Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(12)	Capital Stock
(a)	As of March 31, 2009 details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	47,690,251
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	62,411,251

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
Conversion period : January 26, 2008 — January 25, 2012

Conversion ratio : One common stock per one preferred stock

Conversion price : ~~W~~57,806
The following redeemable preferred stocks were redeemed as of March 31, 2009. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

(in millions of Won, except shares)
	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2008	Series 3	9,316,792	172,812
	Series 7	2,433,334	365,022
2007	Series 2	9,316,792	172,812
2006	Series 1	9,316,792	172,831
	Series 6	3,500,000	525,033

		33,883,710	1,408,510

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(12)	Capital Stock, Continued
(b)	Details of changes in capital stock for the quarter ended March 31, 2009 and the year ended December 31, 2008 were as follows:

(in millions of Won, except shares)
	Number of	Capital	Preferred
	shares	stock	stock
Balance at January 1, 2008	470,360,964	1,980,998	481,475
Repayment of preferred stock	(11,750,126)	—	—

Balance at December 31, 2008	458,610,838	1,980,998	481,475

Issuance of common stock	78,000,000	390,000	—

Balance at March 31, 2009	536,610,838	2,370,998	481,475

(13)	Retained Earnings
Retained earnings as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	2009		2008
Legal reserve	~~W~~	1,021,878	819,838
Other reserve		172,793	—
Retained earnings before appropriation		4,984,103	5,481,556

	~~W~~	6,178,774	6,301,394

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(14)	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of March 31, 2009 were as follows:

	2nd grant	3rd grant	4th grant	5th grant
Grant date	May 15, 2003	March 25, 2004	March 30, 2005	March 21, 2006
Exercise price in Won	~~W~~11,800	~~W~~21,595	~~W~~28,006	~~W~~38,829
Number of shares granted	1,156,300	1,301,600	2,695,200	3,296,200
Vesting period	Within four years after two years from grant date	Within three years after two years from grant date	Within four years after three years from grant date	Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2009	165,253	276,623	1,983,258	2,765,738
Exercised or canceled	114,644	276,623	—	39,865
Balance at March 31, 2009	50,609	—	1,983,258	2,725,873
Exercisable at March 31, 2009	50,609	—	1,983,258	2,725,873

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(14)	Share-Based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of March 31, 2009 were as follows:

	6th grant	7th grant
Grant date	March 20, 2007	March 19, 2008
Exercise price in Won	~~W~~54,560	~~W~~49,053
Number of shares granted	1,301,050	808,700
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date
Terms:
Service period	Two years from grant date	Two years from grant date
Market performance
Management	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE

Employee	Achievement of annual target ROE for three consecutive years	—
Changes in number of shares granted:
Outstanding at January 1, 2009	1,157,898	702,860
Granted	—	—
Canceled or forfeited	47,471	21,691
Exercised	—	—
Outstanding at March 31, 2009	1,110,427	681,169
Exercisable at March 31, 2009	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate	3.86%	4.22%
Expected exercise period	3.0 years	4.0 years
Expected stock price volatility	38.87%	35.55%
Expected dividend yield	1.21%	1.96%
Weighted average fair value	Management : ~~W~~1,493 Employee : ~~W~~1,764	~~W~~2,327
The Company has the option to settle cash or equity in respect to share-based payments. For the sixth and seventh grant, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(14)	Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the quarter ended March 31, 2009 were as follows:

(in millions of Won)
		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group	Subsidiaries	Total
2nd	Recorded at beginning of the year	7,303	24,252	31,555
	Incurred during the year	(121)	(626)	(747)
	To be recorded in subsequent years	—	—	—

3rd	Recorded at beginning of the year	8,159	20,969	29,128
	Incurred during the year	(144)	(1,038)	(1,182)
	To be recorded in subsequent years	—	—	—

4th	Recorded at beginning of the year	1,374	12,517	13,891
	Incurred during the year	(1,146)	(5,401)	(6,547)
	To be recorded in subsequent years	—	—	—

6th	Recorded at beginning of the year	428	2,113	2,541
	Incurred during the year	(152)	(654)	(806)
	To be recorded in subsequent years	—	—	—

7th	Recorded at beginning of the year	183	895	1,068
	Incurred during the year	2	(144)	(142)
	To be recorded in subsequent years	98	560	658

Total	Recorded at beginning of the year	17,447	60,736	78,183
	Incurred during the year	(1,561)	(7,863)	(9,424)
	To be recorded in subsequent years	98	560	658

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(15)	General and Administrative Expenses
Details of general and administrative expenses for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won)
	2009		2008
Salaries	~~W~~	2,072	3,201
Provision for retirement and severance benefits		542	30
Other employee benefits		578	342
Rental		271	296
Entertainment		270	224
Depreciation		115	98
Amortization		102	22
Bad debt expense		—	2,600
Taxes and dues		76	83
Advertising		1,913	1,500
Fees and commission		2,833	2,924
Other		768	838

	~~W~~	9,540	12,158

(16)	Income Taxes
(a)	For the quarters ended March 31, 2009, the Company recognized ~~W~~ 13 million of income tax benefits, resulting from the reversal of income tax.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the quarter ended March 31, 2009 were as follows:

(in millions of Won)

Statutory tax rate		24.2%
Net income before income tax expense	~~W~~	118,465
Income tax calculated at the statutory tax rate		28,669
Adjustment:
Income not assessable for tax purposes		(11,536)
Expenses not deductible for tax purposes		6,836
Unrealizable temporary difference		(24,795)
Other		826
Reversal of income tax		(13)

Income tax expenses	~~W~~	(13)
Effective income tax rate		(0.01)%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(16)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won)
	2009
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(4,793,469)	86,241	195,656	(4,902,884)
Retirement and severance benefits		1,620	542	181	1,981
Accrued expenses		7,627	—	3,829	3,798
Deposit for severance benefit insurance		(1,531)	—	(181)	(1,350)

Total temporary differences		(4,785,753)	86,783	199,485	(4,898,455)

Unrealizable temporary differences (*1)		4,575,446			4,899,825

Net temporary differences		(210,307)			1,370

Tax effects of temporary differences		(46,267)			301

Tax effects of tax loss carryforwards		66,182			69,186

Net tax effects		19,915			69,487

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of March 31, 2009 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~4,902,884 million less realizable portion of ~~W~~3,059 million.
The net tax effects of ~~W~~69,487 million as of March 31, 2009 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(16)	Income Taxes, Continued

(in millions of Won)
	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(6,196,693)	1,851,771	710,725	(5,055,647)
Retirement and severance benefits		1,508	—	259	1,249
Accrued expenses		23,935	662	1,985	22,612
Deposit for severance benefit insurance		(1,189)	—	(259)	(930)

Total temporary differences		(6,172,439)	1,852,433	712,710	(5,032,716)

Unrealizable temporary differences (*1)		6,189,425			5,047,867

Net temporary differences	~~W~~	16,986			15,151

Tax effects of temporary differences		4,671			4,167

Tax effects of tax loss carryforwards		65,803			76,310

Net tax effects	~~W~~	70,474			80,477

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of March 31, 2008 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~5,055,647 million less realizable portion of ~~W~~7,780 million.
The net tax effects of ~~W~~80,477 million as of March 31, 2008 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(16)	Income Taxes, Continued
(d)	Deductible temporary differences and the carryforwards of unused tax losses in respect of which deferred tax assets have not been recognized as of March 31, 2009 were as follows:

(in millions of Won)
	Amount		Maturity date
Unused tax losses:
For the year ended December 31, 2004	~~W~~	13,514	2009
For the year ended December 31, 2005		65,132	2010
For the year ended December 31, 2006		55,913	2011
For the year ended December 31, 2007		164,913	2012
For the quarter ended March 31, 2009		13,660	2014

		313,132

Temporary differences:
Retirement and severance benefits		1,981	—
Accrued expenses		3,798	2010

		5,779

	~~W~~	318,911

(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of March 31, 2009 and 2008 were as follows:

(in millions of Won)
	2009		2008
Investments in subsidiaries	~~W~~	4,902,884	5,055,647
Deposit for severance benefit insurance		1,350	930

	~~W~~	4,904,234	5,056,577

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(17)	Earning Per Share
(a)	Earning per share

Earning per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won, except per share)
	2009		2008
Net income for period	~~W~~	118,478	620,353
Less: dividends on preferred stock		59,573	69,375

Net income available for common stock		58,905	550,978
Weighted average number of common shares outstanding		422,069,711	417,673,260

Earnings per share in Won	~~W~~	140	1,319

(*1)	Weighted average number of common shares outstanding for the quarters ended March 31, 2009 and 2008 were as follows:

	2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,789	90	37,590,641,010
Treasury stocks	(529)	90	(47,610)
Common Stock Issuance	54,497,285	7	381,480,995
Capital increase without consideration	2,028,513	7	14,199,591

Outstanding at March 31, 2009	474,199,058		37,986,273,986

			90

Weighted average number of common shares			422,069,711

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2008	396,199,587	91	36,054,162,417
Treasury stocks	(529)	91	(48,139)
Capital increase without consideration	21,474,202	91	1,954,152,382

Outstanding at March 31, 2008	417,673,260		38,008,266,660

			91

			417,673,260

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(17)	Earning Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won, except per share)
	2009		2008
Ordinary income available for common stock	~~W~~	58,905	550,978
Add: dividends on redeemable convertible preferred stock		—	6,876

Diluted net earnings		58,905	557,854
Weighted average number of common shares outstanding (diluted)		422,069,711	432,983,354

Diluted earnings per share in Won	~~W~~	140	1,288

(c)	Earnings per share and diluted earnings per share for the quarter ended March 31, 2008, which were ~~W~~1,391 and ~~W~~1,356, respectively, presented above have been recalculated reflecting the effect of capital increase without consideration resulted from common stock issuance by way of rights issue to stockholders.
(d)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 - March 20, 2014	1,110,427
Stock options	March 20, 2011 - March 19, 2015	681,169
Convertible redeemable preferred stock	January 26, 2008 - January 25, 2012	14,721,000

(18)	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of March 31, 2009 and December 31, 2008 consisted of the following:

(in millions of Won)
	2009		2008
Unrealized holding gain on equity method investment securities	~~W~~	278,664	267,762
Unrealized holding loss from equity method investment securities		(27,503)	(25,431)

	~~W~~	251,161	242,331

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(18)	Accumulated Other Comprehensive Income, Continued
(b)	Comprehensive income for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won)
	2009		2008
Net income	~~W~~	118,478	620,353
Other comprehensive income
Unrealized holding gain on equity method investment securities		10,902	(214,627)
Unrealized holding loss from equity method investment securities		(2,072)	14,190

Comprehensive income	~~W~~	127,308	419,916

(19)	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won)
	2009		2008
Changes in capital surplus due to application of the equity method	~~W~~	200	—
Changes in capital adjustment due to application of the equity method		15,058	382
Changes in accumulated other comprehensive income due to application of the equity method		8,830	200,437
Changes in retained earnings due to application of the equity method		3,890	5,362
Accounts receivable (accrued expenses) related to stock option		10,679	—
Retained earnings appropriated as legal reserve and other reserve		374,833	777,464

(20)	Plans and status for the first-time adoption of K-IFRS
The Company is required to prepare the financial statements under K-IFRS from 2011, upon the announcement of roadmap for the adoption of IFRS in March 2007 by Korean Accounting Standard Board. The Company has initiated the conversion process to K-IFRS since August 2007. This project was undertaken in collaboration with external consultants to secure a timely and complete transition to K-IFRS. The Company has analyzed the similarities and differences between K-GAAP and K-IFRS, along with the overall impacts of financial reporting upon the IFRS adoption. Starting March 2008, the Company has begun developing systems for an effective IFRS implementation in order to produce financial reporting under K-IFRS punctually.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(21)	Condensed Financial Statements of Subsidiaries
(a)	Balance Sheets

The condensed balance sheets of subsidiaries as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	216,249,364	204,282,065	11,967,299
Shinhan Card		16,866,558	13,082,409	3,784,149
Good Morning Shinhan Securities		7,729,869	6,001,188	1,728,681
Shinhan Life Insurance		8,816,803	8,159,188	657,615
Shinhan Capital		4,094,206	3,742,508	351,698
Jeju Bank		2,769,035	2,564,250	204,785
Shinhan Credit Information		17,733	3,042	14,691
Shinhan PE		23,100	10,837	12,263
Shinhan BNP Paribas AMC		155,726	18,323	137,403
SH&C Life Insurance		1,303,699	1,228,804	74,895
Shinhan Macquarie		13,054	17,319	(4,265)
SHC Management		12,372	3,412	8,960

	~~W~~	258,051,519	239,113,345	18,938,174

(in millions of Won)
	2008
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	213,569,099	201,621,217	11,947,882
Shinhan Card		17,075,575	13,420,864	3,654,711
Good Morning Shinhan Securities		7,315,710	5,605,646	1,710,064
Shinhan Life Insurance		8,517,262	7,913,024	604,238
Shinhan Capital		4,007,728	3,643,671	364,057
Jeju Bank		2,903,390	2,731,541	171,849
Shinhan Credit Information		16,344	2,077	14,267
Shinhan PE		21,834	10,822	11,012
SH Asset Management		97,880	32,891	64,989
Shinhan BNP Paribas AMC		82,944	16,308	66,636
SH&C Life Insurance		1,269,383	1,194,741	74,642
Shinhan Macquarie		13,297	16,840	(3,543)
SHC Management		12,419	3,520	8,899

	~~W~~	254,902,865	236,213,162	18,689,703

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(21)	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won)
	2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	19,849,589	19,733,431	116,158	104,333	73,731
Shinhan Card		985,638	814,560	171,078	173,046	142,569
Good Morning Shinhan Securities		307,284	310,922	(3,638)	5,334	7,038
Shinhan Life Insurance		766,013	705,737	60,276	59,645	43,214
Shinhan Capital		182,885	167,979	14,906	14,900	10,727
Jeju Bank		51,203	50,783	420	888	576
Shinhan Credit Information		8,337	7,895	442	533	423
Shinhan PE		2,087	650	1,437	1,574	1,251
Shinhan BNP Paribas AMC		23,613	15,208	8,405	7,805	5,568
SH&C Life Insurance		48,625	46,485	2,140	2,172	595
Shinhan Macquarie		852	1,532	(680)	(952)	(722)
SHC Management		—	109	(109)	52	60

	~~W~~	22,226,126	21,855,291	370,835	369,330	285,030

(in millions of Won)
	2008
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	8,764,655	8,230,748	533,907	525,561	381,763
Shinhan Card (formerly LG Card Co., Ltd.)		1,067,438	678,162	389,276	438,724	317,471
Good Morning Shinhan Securities		303,191	233,037	70,154	72,843	56,277
Shinhan Life Insurance		684,843	632,259	52,584	46,814	34,251
Shinhan Capital		130,524	109,692	20,832	21,445	16,481
Jeju Bank		49,058	44,515	4,543	4,504	3,257
Shinhan Credit Information		7,293	6,841	452	549	419
Shinhan PE		681	585	96	(3)	(25)
Shinhan BNP Paribas AMC		27,461	16,530	10,931	10,931	7,927
SH&C Life Insurance		23,428	26,567	(3,139)	1,229	1,067
Shinhan Macquarie		25,070	20,926	4,144	4,636	3,197
SHC Management		9,212	1,351	7,861	23,785	17,143

	~~W~~	11,092,854	10,001,213	1,091,641	1,151,018	839,228

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(22)	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,105,300	6,559,759	7,665,059
Shinhan Bank		126,849,318	17,475,672	28,138,694	172,463,685
Shinhan Card		—	2,434,901	7,583,713	10,018,614
Good Morning Shinhan Securities		1,106,922	4,664,673	—	5,771,595
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,547,919	2,024,080	3,571,999
Jeju Bank		2,147,937	88,836	143,400	2,380,173
Shinhan PE		—	10,000	—	10,000
Shinhan Macquarie		—	990	—	990

	~~W~~	130,104,177	27,335,891	44,449,645	201,889,713

(in millions of Won)
	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,155,300	7,078,333	8,233,633
Shinhan Bank		119,237,971	20,410,420	32,418,157	172,066,548
Shinhan Card		—	2,386,275	7,916,599	10,302,874
Good Morning Shinhan Securities		1,195,209	3,956,431	—	5,151,640
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,742,791	1,740,739	3,483,530
Jeju Bank		2,294,628	78,791	143,400	2,516,819
Shinhan PE		—	10,000	—	10,000
SH Asset Management		—	25,880	—	25,880
SH&C Life Insurance		—	20,000	—	20,000
Shinhan Macquarie		—	990	—	990

	~~W~~	122,727,808	29,794,478	49,297,228	201,819,514

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(22)	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)
	2009
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	2,218,850	22,851,101	1,361,307	26,431,258
Shinhan Bank		140,633,828	40,547,236	11,593,971	192,775,035
Shinhan Card		13,536,653	482,398	65,617	14,084,668
Good Morning Shinhan Securities		748,011	5,002,212	903,646	6,653,869
Shinhan Life Insurance		2,441,540	3,653,002	399,057	6,493,599
Shinhan Capital		2,410,573	288,479	6,719	2,705,771
Jeju Bank		2,035,116	491,558	63,772	2,590,446
Shinhan Credit Information		—	—	8,087	8,087
Shinhan PE		—	13,491	8,132	21,623
Shinhan BNP Paribas AMC		1,047	1,407	130,281	132,735
SH&C Life Insurance		1,692	93,862	34,762	130,316
Shinhan Macquarie		—	—	4,660	4,660
SHC Management		—	—	11,935	11,935

	~~W~~	164,027,310	73,424,746	14,591,946	252,044,002

(in millions of Won)
	2008
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	2,397,950	22,734,582	670,815	25,803,347
Shinhan Bank		145,341,827	36,592,260	8,578,930	190,513,017
Shinhan Card		13,679,402	453,533	51,650	14,184,585
Good Morning Shinhan Securities		748,485	4,561,457	1,180,735	6,490,677
Shinhan Life Insurance		2,379,538	3,438,141	421,635	6,239,314
Shinhan Capital		2,226,141	298,717	8,297	2,533,155
Jeju Bank		2,066,294	491,256	114,832	2,672,382
Shinhan Credit Information		—	—	9,158	9,158
Shinhan PE		—	13,269	6,950	20,219
SH Asset Management		464	923	86,154	87,541
Shinhan BNP Paribas AMC		516	304	66,006	66,826
SH&C Life Insurance		1,692	107,023	7,556	116,271
Shinhan Macquarie		—	—	10,755	10,755
SHC Management		—	—	12,037	12,037

	~~W~~	168,842,309	68,691,465	11,225,510	248,759,284

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(23)	Contribution by Subsidiaries to the Company’s Net Income
Effects on the Company’s net income due to the equity method for the quarters ended March 31, 2009 and 2008 were as follows:

(in millions of Won, except ratio)
	2009			2008
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	49,407	29.08	350,150	49.64
Shinhan Card		67,989	40.00	244,763	34.70
Good Morning Shinhan Securities		2,496	1.47	49,877	7.07
Shinhan Life Insurance		33,756	19.86	21,113	2.99
Shinhan Capital		10,090	5.94	18,251	2.59
Jeju Bank		635	0.37	2,230	0.32
Shinhan Credit Information		423	0.25	419	0.06
Shinhan PE		1,251	0.74	(25)	0.00
Shinhan BNP Paribas AMC		3,619	2.13	3,963	0.56
SH&C Life Insurance		197	0.12	(648)	(0.09)
Shinhan Macquarie		—	—	(1,874)	(0.27)
SHC Management		60	0.04	17,143	2.43

		169,923	100.00	705,362	100.00

Other income		74,799		26,998
Other expense		(126,244)		(112,007)

Net income for period	~~W~~	118,478		620,353

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(24)	Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the quarter ended March 31, 2009 and the year ended December 31, 2008 were as follows:

(in millions of Won)
	2009
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,226	(996)	11,230
Shinhan Bank		2,581,217	271,994	2,853,211
Shinhan Card		764,066	85,363	849,429
Good Morning Shinhan Securities		62,205	48,548	110,753
Shinhan Life Insurance		28,570	3,022	31,592
Shinhan Capital		52,396	(2,797)	49,599
Jeju Bank		26,438	3,975	30,413
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	31	91
SH&C Life Insurance		59	(1)	58
Shinhan Macquarie		15	2	17

	~~W~~	3,527,284	409,109	3,936,393

(in millions of Won)
	2008
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	5,151	12,226
Shinhan Bank		1,991,574	589,643	2,581,217
Shinhan Card		947,737	(183,671)	764,066
Good Morning Shinhan Securities		36,237	25,968	62,205
Shinhan Life Insurance		21,380	7,190	28,570
Shinhan Capital		41,432	10,964	52,396
Jeju Bank		31,849	(5,411)	26,438
SH Asset Management		—	32	32
Shinhan BNP Paribas AMC		101	(41)	60
SH&C Life Insurance		51	8	59
Shinhan Macquarie		85	(70)	15
SHC Management		9,212	(9,212)	—

	~~W~~	3,086,733	440,551	3,527,284